                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)


                              Pierce Leahy Corp.
      ------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  720722 10 7
                       ---------------------------------
                                (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ___ Rule 13d-1(b)
  ___ Rule 13d-1(c)
   X  Rule 13d-1(d)
  ---



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

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CUSIP NO.  720722 10 7              13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barbara P. Quinn

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
     NUMBERS OF           0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             931,294

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          135,564

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,066,858
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.3%

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      TYPE OF REPORTING PERSON*
12
      IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

                                  SCHEDULE 13G


Item 1.

1(a).  Name of Issuer:  Pierce Leahy Corp.

1(b).  Address of Issuer's Principal Executive Offices:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

Item 2.

2(a).  Name of Person Filing:  Barbara P. Quinn

2(b).  Address of Principal Business Office:

          c/o 631 Park Avenue, King of Prussia, Pennsylvania 19406

2(c).  Citizenship:  U.S.

2(d).  Title of Class of Securities:  Common Stock, $.01 par value

2(e).  CUSIP Number:  720722 10 7

Item 3.

          Not Applicable.

Item 4.   Ownership

          As of December 31, 1998, Barbara P. Quinn beneficially owned (as calculated in accordance with Rule 13d-3) 1,066,858 shares of Common Stock, representing 6.3% of the Common Stock then outstanding. All of such shares are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust") or pursuant to proxies issued in connection with the Voting Trust. The Voting Trustees under the Voting Trust have the right to vote the shares held in the Voting Trust or subject to such proxies. Accordingly, Ms. Quinn has no voting power (sole or shared) with respect to the shares beneficially owned by her.

          The beneficial owners of interests in the Voting Trust or the shares subject to the proxies have the right to dispose of the shares as to which they have beneficial interests. Ms. Quinn has a direct beneficial interest in 218,438 shares of Common Stock. She also has a beneficial interest in an aggregate of 564,500 shares as custodian for the benefit of her children.

                               Page 3 of 5 pages

In addition, Ms. Quinn beneficially owns 148,356 shares as trustee of a trust and an aggregate of 135,564 shares as co-trustee of three separate trusts. Accordingly, Ms. Quinn has sole power to dispose of an aggregate of 931,294 shares of Common Stock she beneficially owns directly, in her or her husband's capacity as custodian for her children or as sole trustee of a trust. Ms. Quinn has shared power to dispose of an aggregate of 135,564 shares of Common Stock held as co-trustee of three separate trusts. Ms. Quinn disclaims beneficial ownership of all shares held by the trusts.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          The trusts referenced in Item 4 have the right to receive dividends and the proceeds from the sale of the shares of Common Stock beneficially owned by such trusts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          Not Applicable

                               Page 4 of 5 pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 15, 1999
                                        -----------------
                                             Date


                                        /s/ Barbara P. Quinn
                                        --------------------
                                             Signature


                                           Barbara P. Quinn
                                        ---------------------
                                            Name/Title




                               Page 5 of 5 pages